February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Foresight Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-251978

Dear Ms. Barberena-Meissner:

On behalf of Foresight Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated February 5, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on February 5, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.    We note your response to prior comment 2. Please revise to clarify whether the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. In that regard, you state that your warrant agreement will provide that, subject to applicable law, any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However you also state that this provision will not apply to any complaint asserting a cause of action arising under the Securities Act against you or any of your directors, officers, other employees or agents.

Response: The Company has revised the risk factor to clarify that the exclusive forum provision in the warrant agreement does not apply to actions arising under the Securities Act.

February 5, 2021

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon